SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MARSHALL HOLDINGS INTERNATIONAL, INC.
(Name of Issuer)

Series B Preferred Stock, par value $0.001 per share
(Title of Class of Securities)

572356202
(CUSIP Number)

Elwood Sprenger
2750 West Brooks Avenue, Suite 103
North Las Vegas, Nevada 89032
(702) 289-4400
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elwood Sprenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3, below.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000 shares of the Series B Preferred Stock of the Issuer
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 40,000,000 shares of the Series B Preferred Stock of the Issuer
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000 shares of the Series B Preferred Stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20% of the Series B Preferred Stock of the Issuer
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This statement relates to the Series B preferred stock of Marshall Holdings International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2750 West Brooks Avenue, Suite 103, North Las Vegas, Nevada 89032.

Item 2.	Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Elwood Sprenger (the “Reporting Person”).  The Reporting Person’s business address is 2750 West Brooks Avenue, Suite 103, North Las Vegas, Nevada 89032.  Mr. Sprenger is president, chief executive officer, and chairman of the board of directors of the Issuer.  The Issuer’s address is 2750 West Brooks Avenue, Suite 103, North Las Vegas, Nevada 89032.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Sprenger is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 10, 2008, Elwood Sprenger was issued 40,000,000 shares of Series B preferred stock of the Issuer, par value $0.001 per share, in consideration for services rendered on behalf of the Issuer.  The shares of the Series B preferred stock of the Issuer are convertible on a one for one basis into shares of the common stock of the Issuer.  However, the shares of the Series B preferred stock may not be converted into shares of the common stock without the consent of the board of directors of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person acquired their interest in the Issuer solely for investment purposes.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 40,000,000 shares of the Series B preferred stock of the Issuer, which constitute approximately 20 percent of the outstanding shares of the Series B preferred stock of the Issuer.

Other than the transaction described in Item 4 above, there have been no transactions in the Series B preferred stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

/s/ Elwood Sprenger
ELWOOD SPRENGER